

January 30, 2012

Via E-mail
Mr. Kristian B. Kos
President and Chief Executive Officer
New Source Energy Corporation
914 North Broadway, Suite 230
Oklahoma City, Oklahoma 73102

> **Re:** **New Source Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 17, 2012**
> **File No. 333-176548**

Dear Mr. Kos:

We have reviewed your amendment and your letter dated January 17, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to provide pro forma statements of operations for the year ended December 31, 2010 and interim period ended September 30, 2011 prepared according to the requirements of Article 11 of Regulation S-X. Your pro forma financial statements should give effect to all events that are directly attributable to the "Scintilla Assets" acquisition. If you believe that pro forma financial statements are not required, please tell us why.

Results of Operations, page 54

2.   Please revise your disclosure to explain why your production taxes decreased 2% during the interim period ended September 30, 2011 compared to the same interim period in 2010 when your total revenues increased 25% during the same period.

3.   Please expand your disclosure to explain why your depreciation, depletion, and amortization expenses increased 4% during the interim period ended September 30, 2011 compared to the same interim period in 2010 when your total crude oil equivalent sales volume increased 10% over the same period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 if you have questions regarding the engineering comments. You may contact Suying Li (Staff Accountant) at (202) 551-3476 or Sandy Eisen (Staff Accountant) at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief